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                                                                EXHIBIT 99(d)(6)

FOR IMMEDIATE RELEASE:

     PETROFINA-FINA, INC. MERGER OPENS UP NEW PROSPECTS FOR THE GROUP

A Special Meeting of the Shareholders of FINA, Inc. was held in Dallas on Wednesday, August 5, 1998, where the final merger agreement, under the terms of which FINA, Inc. now becomes a wholly-owned subsidiary of PetroFina, was approved.

The merger provides the PetroFina Group new opportunities to further develop its global activities, streamline its structures, and concentrate on growth prospects.

FINA, Inc. shares will not trade on the American Stock Exchange (AMEX) after today. The Bearer Depositary Receipts (BDRs) of FINA, Inc. will also be delisted from the Brussels Stock Exchange effective August 6, 1998.

The registered shareholders of FINA, Inc., other than PetroFina and its subsidiaries, will receive written instructions within the next few days from Citibank, N.A. describing the procedures for the conversion of each FINA, Inc. share into a right to receive US $60 and a warrant entitling them to receive nine-tenths of an American Depositary Share (ADS) at an exercise price of US $42.25 per ADS. One ADS represents one-tenths of a PetroFina ordinary share.

The warrants may be exercised between August 6, 1998 and August 5, 2003. They have been accepted for listing on The New York Stock Exchange (NYSE:FIN WS) where they may be traded throughout the exercise period.

PetroFina S.A. (NYSE: FIN) is an integrated oil petrochemical group, with headquarters in Brussels, Belgium. In 1997, its sales and other operating revenues rose to US $20.3 billion (BEF 727 billion) while those of FINA, Inc. Dallas, Texas, reached US $4.4 billion (BEF 157 billion).


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